UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-39458

Medicenna Therapeutics Corp.
(Translation of registrant's name into English)

2 Bloor St. W., 7th Floor
Toronto, Ontario M4W 3E2, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Other Events

On September 28, 2023, Medicenna Therapeutics Corp. (“Medicenna” or the “Company”) held its Annual and Special meeting of Shareholders (the “Meeting”) via live webcast. All of the resolutions set out in the Company’s Notice and Management Information Circular dated August 9, 2023 and furnished on Form 6-K with the Securities and Exchange Commission on August 28, 2023 were duly proposed and approved by the shareholders. The information in this Report on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statements on Forms F-10 (File No. 333-238905), Form S-8 (No. 333-240225) and Form F-3 (No. 333-269868), and related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated September 28, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Medicenna Therapeutics Corp.

Date: September 28, 2023	By:	/s/ Fahar Merchant, PhD
Name: Fahar Merchant, PhD
Title: Chief Executive Officer